Drammensveien 264 N-0240 Oslo

Ms. Cecilia D. Blye, Chief	Our date: 2006-09-06
Office of Global Security Risk	Page: 1 of 2
U.S. Securities and Exchange Commission
Mail Stop 05-07
450 Fifth Street NW
Washington, D.C. 20549

Re:	Norsk Hydro ASA
Form 20-F for the fiscal year ended December 31, 2005
File No. 1-09159
Response to Comment Letter dated August 24, 2006
Dear Ms. Blye:
On behalf of Norsk Hydro ASA (“Hydro” or the “Company”), the following is submitted in response to the comment letter, dated August 24, 2006, issued by the Office of Global Security Risk. For ease of processing, the response below reproduces the comments from that letter.
Comment:
1.     Please refer to comment 2 in our letter dated June 30, 2006. You state in your response that you do not believe that your participation in the contract involving Cuba Petroleo has had any impact on your reputation or share value. Please outline for us the factors that led you to this conclusion. In light of the investor sentiment evidenced by actions including, but not limited to, those outlined in the second paragraph of comment 2 in our June 30 letter, please address the possibility that your reputation and share value may be negatively impacted in the future by your proposed operations offshore Cuba, a country identified as a terrorist-sponsoring state.
Response:
In assessing materiality of its Cuban operations, Hydro has taken into consideration the potential, prospective impact on its reputation and share value that could result from the fact that Hydro has business interests with a country that the U.S. government has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions. Hydro has specifically noted the adoption of legislation in Arizona, Louisiana and certain other states, and the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and / or require divestment from, companies that conduct certain business with Cuba. In addition, Hydro’s investor relations department, based in Oslo, has reported that it has never received any concerns from investors or potential investors regarding Hydro’s business involvement with U.S. sanctioned countries.
In addition, Hydro would refer the Staff to its response to Comment 2 set forth in its letter dated June 27, 2006 for a discussion of the materiality of its Cuban operations and whether they constitute a material investment risk for its security holders.

Norsk Hydro ASA N-0240 Oslo	Corporate@hydro.com www.hydro.com	T: +47 22 53 81 00 F: +47 22 53 27 25	Bank Account 7032 05 05419	Registration No. NO 914 778 271 MVA

Our date: 2006-09-06
Page: 2 of 2
After considering these factors, together with the factors set forth in Hydro’s response to Comment 2 in its letter dated June 27, 2006, to Hydro’s knowledge, its business interests in Cuba have not had, and Hydro currently believes they are not likely to have in the future, any effect on its share price or business reputation.
Hydro acknowledges that:
•	Hydro is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	The SEC Staff comments or changes to Hydro’s disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Hydro’s filings.
•	Hydro may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Should the Office of Global Security Risk have any questions with respect to this information provided in this response letter, please contact Mr. Gunnar Heiberg, Corporate Legal Department, Norsk Hydro ASA, at +47 90 55 02 73.
Very truly yours,
for Norsk Hydro ASA

John O. Ottestad
Executive Vice President

cc:	Roger Schwall, Assistant Director, Division of Corporation Finance Pradip Bhaumik, Attorney-Advisor, Division of Corporation Finance - United States Securities and Exchange Commission, Washington D.C.

Norsk Hydro ASA N-0240 Oslo	Corporate@hydro.com www.hydro.com	T: +47 22 53 81 00 F: +47 22 53 27 25	Bank Account 7032 05 05419	Registration No. NO 914 778 271 MVA